245 Summer Street

Fidelity® Investments

Boston, MA 02210

March 5, 2021

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Concord Street Trust (the trust): File Nos. 033-15983 and 811-05251

Fidelity SAI Japan Stock Index Fund

Fidelity SAI International Small Cap Index Fund (the fund(s))

Post-Effective Amendment No.153

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 153 to the trust’s current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity SAI Japan Stock Index Fund and Fidelity SAI International Small Cap Index Fund as new series of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of May 19, 2021.  We request your comments by April 5, 2021.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller
Renée Fuller
Legal Product Group